SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. __) [1]

                    PHILADELPHIA CONSOLIDATED HOLDING CORP
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                  0007175281
                                (CUSIP Number)

                        PHILO SMITH, 2950 SUMMER STREET
                 STAMFORD, CONNECTICUT  06905   (203) 348-7365
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               DECEMBER 21, 1995
                         (Date of Event which Requires
                           Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

 Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 _____________________

 [1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)
                              Page 1 of 13 Pages

                                 SCHEDULE 13D
 CUSIP No. 0007175281                                       Page 2 of 13 Pages

 1         Name Of Reporting Person
           S.S. Or I.R.S. Identification No. Of Above Person
                  Philo Smith

 2         Check The Appropriate Box If A Member Of A Group
                  (a)  [ ]
                  (b)  [X]

 ______________________________________________________________________________

 3         SEC USE ONLY

 ______________________________________________________________________________

 4         Source Of Funds
                  AF

 5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
                  [ ]

 6         Citizenship Or Place Of Organization
                  United States citizen

 7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                  None

 8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                  314,500

 9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                  None

 10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                  314,500

 11        Aggregate Amount Beneficially Owned By Each Reporting Person
                  394,500

 12        Check Box If The Aggregate Amount In Row (11) Excludes Certain
           Shares
                  [ ]

 13        Percent Of Class Represented By Amount In Row (11)
                  6.8%

 14        Type Of Reporting Person
                  IN

                                 SCHEDULE 13D
 CUSIP No. 0007175281                                       Page 3 of 13 Pages

 1         Name Of Reporting Person
           S.S. Or I.R.S. Identification No. Of Above Person
                  Philo Smith & Co., Inc.

 2         Check The Appropriate Box If A Member Of A Group
                  (a)  [ ]
                  (b)  [X]

 ______________________________________________________________________________

 3         SEC USE ONLY

 ______________________________________________________________________________

 4         Source Of Funds
                  AF

 5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
                  [ ]

 6         Citizenship Or Place Of Organization
                  Connecticut

 7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                  None

 8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                  150,000

 9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                  None

 10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                  150,000

 11        Aggregate Amount Beneficially Owned By Each Reporting Person
                  150,000

 12        Check Box If The Aggregate Amount In Row (11) Excludes Certain
           Shares
                  [ ]

 13        Percent Of Class Represented By Amount In Row (11)
                  2.6%

 14        Type Of Reporting Person
                  CO

                                 SCHEDULE 13D
 CUSIP No. 0007175281                                       Page 4 of 13 Pages

 1         Name Of Reporting Person
           S.S. Or I.R.S. Identification No. Of Above Person
                  PSCO Partners Limited Partnership - 06-0921598

 2         Check The Appropriate Box If A Member Of A Group
                  (a)  [ ]
                  (b)  [X]

 ______________________________________________________________________________

 3         SEC USE ONLY

 ______________________________________________________________________________

 4         Source Of Funds
                  WC

 5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
                  [ ]

 6         Citizenship Or Place Of Organization
                  Connecticut

 7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                  None

 8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                  150,000

 9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                  None

 10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                  150,000

 11        Aggregate Amount Beneficially Owned By Each Reporting Person
                  150,000

 12        Check Box If The Aggregate Amount In Row (11) Excludes Certain
           Shares
                  [ ]

 13        Percent Of Class Represented By Amount In Row (11)
                  2.6%

 14        Type Of Reporting Person
                  PN

                                 SCHEDULE 13D
 CUSIP No. 0007175281                                       Page 5 of 13 Pages

 1         Name Of Reporting Person
           S.S. Or I.R.S. Identification No. Of Above Person
                  PSCO Partners Limited Parntership Two

 2         Check The Appropriate Box If A Member Of A Group
                  (a)  [ ]
                  (b)  [X]

 ______________________________________________________________________________

 3         SEC USE ONLY

 ______________________________________________________________________________

 4         Source Of Funds
                  WC

 5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
                  [ ]

 6         Citizenship Or Place Of Organization
                  Connecticut

 7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                  80,000

 8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                  None

 9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                  80,000

 10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                  None

 11        Aggregate Amount Beneficially Owned By Each Reporting Person
                  80,000

 12        Check Box If The Aggregate Amount In Row (11) Excludes Certain
           Shares
                  [ ]

 13        Percent Of Class Represented By Amount In Row (11)
                  1.4%

 14        Type Of Reporting Person
                  PN

                                 SCHEDULE 13D
 CUSIP No. 0007175281                                       Page 6 of 13 Pages

 1         Name Of Reporting Person
           S.S. Or I.R.S. Identification No. Of Above Person
                  PSCO Fund Limited

 2         Check The Appropriate Box If A Member Of A Group
                  (a)  [ ]
                  (b)  [X]

 ______________________________________________________________________________

 3         SEC USE ONLY

 ______________________________________________________________________________

 4         Source Of Funds
                  WC

 5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
                  [ ]

 6         Citizenship Or Place Of Organization
                  Bermuda

 7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                  None

 8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                  164,500

 9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                  None

 10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                  164,500

 11        Aggregate Amount Beneficially Owned By Each Reporting Person
                  164,500

 12        Check Box If The Aggregate Amount In Row (11) Excludes Certain
           Shares
                  [ ]

 13        Percent Of Class Represented By Amount In Row (11)
                  2.8%

 14        Type Of Reporting Person
                  IV

                                 SCHEDULE 13D
 CUSIP No. 0007175281                                       Page 7 of 13 Pages

 1         Name Of Reporting Person
           S.S. Or I.R.S. Identification No. Of Above Person
                  Philo Smith Capital Corporation

 2         Check The Appropriate Box If A Member Of A Group
                  (a)  [ ]
                  (b)  [X]

 ______________________________________________________________________________

 3         SEC USE ONLY

 ______________________________________________________________________________

 4         Source Of Funds
                  AF

 5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
                  [ ]

 6         Citizenship Or Place Of Organization
                  Connecticut

 7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                  80,000

 8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                  164,500

 9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                  80,000

 10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                  164,500

 11        Aggregate Amount Beneficially Owned By Each Reporting Person
                  244,500

 12        Check Box If The Aggregate Amount In Row (11) Excludes Certain
           Shares
                  [ ]

 13        Percent Of Class Represented By Amount In Row (11)
                  4.2%

 14        Type Of Reporting Person
                  CO

 ITEM 1.    SECURITY AND ISSUER.

            This Schedule 13D is filed with respect to the common stock of Philadephia Consolidated Holding Corp ("Philadelphia
            Consolidated"), One Bala Plaza, Suite 100, Bala Cynwyd, Pennsylvania, 19004.

 ITEM 2.    IDENTITY AND BACKGROUND.

            This Schedule 13D is filed by Philo Smith, Philo Smith & Co., Inc., PSCO Partners Limited Partnership, PSCO Partners Limited Partnership Two, PSCO Fund Limited and Philo Smith Capital Corporation.

            PSCO Partners Limited Partnership ("PSCO Partners") is a Connecticut limited partnership located at 2950 Summer Street, Stamford, Connecticut 06905. It is an investment partnership. Its General Partners are Philo Smith, an individual, and Philo Smith & Co., Inc., a Connecticut corporation (the "Company"), both located at 2950 Summer Street, Stamford, Connecticut 06905. The principal occupation of Philo Smith is to provide financial advisory services. The principal business of the Company is to engage in corporate finance activities, to act as General Partner of PSCO Partners, and to publish a monthly journal concerning the insurance industry.

            The directors of the Company are Philo Smith, James E. Inglis, 2950 Summer Street, Stamford, Connecticut 06905, whose principal occupation is acting as Vice President, Treasurer and Secretary of the Company, James A. Amen, 2950 Summer Street, Stamford, Connecticut 06905, whose principal occupation is acting as Vice President of the Company, and George M. Whitmore, Jr., 4 Cedarwood Drive, Greenwich, Connecticut 06830, a self-employed management consultant. The officers are Philo Smith, President, James E. Inglis, Vice President, Treasurer and Secretary, and James A. Amen, Vice President.

            PSCO Partners Limited Partnership Two ("PSCO Partners Two") is a Connecticut limited partnership located at 2950 Summer Street, Stamford, Connecticut 06905. It is an investment partnership.
            Its General Partner is Philo Smith Capital Corporation, a Connecticut corporation ("Capital"), located at 2950 Summer Street, Stamford, Connecticut 06905. The principal business of Capital is investment management and corporate finance. Capital's directors are Philo Smith, James E. Inglis, James A. Amen, and George M. Whitmore, Jr. The officers of Capital are Philo Smith, President, James E. Inglis, Vice President, Treasurer and Secretary, and James
            A. Amen, Vice President.

            PSCO Fund Limited is an open-end investment company incorporated in Bermuda and located at 6 Front Street, Hamilton 11, Bermuda. The principal business of PSCO Fund Limited is investment management. The directors of PSCO Fund Limited are Philo Smith, Dr. Ernst Baumgartner, employed by DUNA INVEST, 1010 Wien, Salztorgasse 512, Austria, Frank N.C. Lochan, Senior Vice President, Trilon Financial Corporation, BCE Place, 181 Bay Street, P. O. Box 171, Suite 4420, Toronto, Ontario, Canada, M5J 2T3, John C.R. Collis, partner, Conyers, Dill & Pearman, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and David T. Smith, Senior Manager, Corporate Trust, The Bank of Bermuda Limited, Bank of Bermuda Building, 6 Front Street, Hamilton HM 11, Bermuda. The officers of PSCO Fund Limited are Frank N.C. Lochan, Chairman and President and David T. Smith, Vice President and Secretary. The investment advisor for PSCO Fund Limited is Capital.

            None of the reporting persons nor any of the other persons identified in this item has been convicted, during the past five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors). None, during the past five years, has been a party to a civil proceeding resulting in a judgment, decree or final order relating to securities laws. Each natural person identified above is a U.S. citizen except for Frank N.C. Lochan, a Canadian citizen, Dr. Ernst Baumgartner, an Austrian citizen and John C.R. Collis and David T. Smith, both of whom are British citizens.

 ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The amount of funds expended for the shares of common stock of Philadelphia Consolidated held by PSCO Partners was approximately $2,188,028 (including commissions). PSCO Partners used cash available to it for such purchases, and no borrowed funds were involved.

            The amount of funds expended for the shares of common stock of Philadelphia Consolidated held by PSCO Partners Two was approximately $932,504 (including commissions). PSCO Partners Two used cash available to it for such purchases, and no borrowed funds were involved.

            The amount of funds expended for the shares of common stock of Philadelphia Consolidated held by PSCO Fund Limited was approximately $2,653,788 (including commissions). PSCO Fund Limited used cash available to it for such purchases, and no borrowed funds were involved.

                              Page 9 of 13 Pages

 ITEM 4.    PURPOSE OF TRANSACTION.

            The purpose of the purchases by the reporting persons has been to acquire shares for investment. Philo Smith, the Company, PSCO Partners, PSCO Partners Two, PSCO Fund Limited and Capital may purchase additional shares of Philadelphia Consolidated, from time to time, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. Although none of these persons has a present intention to sell the shares anticipated to be acquired, one or all of them might determine to sell some or all of such shares based upon need for funds, price, and similar factors.


 ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

            PSCO Partners owns 150,000 shares of Philadelphia Consolidated common stock, or approximately 2.6% of the outstanding shares of that class. PSCO Partners Two owns 80,000 shares of Philadelphia Consolidated common stock, or approximately 1.4% of the outstanding shares of that class. PSCO Fund Limited owns 164,500 shares of Philadelphia Consolidated common stock, or approximately 2.8% of the outstanding shares of that class.

            Philo Smith and the Company share voting and investment power with respect to shares held by PSCO Partners. Capital has sole voting and investment power with respect to shares held by PSCO Partners Two. Philo Smith and Capital share voting and investment power with respect to shares held by PSCO Fund Limited.

            With respect to shares held by PSCO Partners, PSCO Partners Two, and PSCO Fund Limited, no person other than the holder has the right or power to receive dividends from, or proceeds from the sale of, shares of Philadelphia Consolidated.

            By virtue of the investment and voting arrangement described above, Philo Smith and the Company beneficially own 150,000 shares of the common stock of Philadelphia Consolidated, or approximately 2.6% of the outstanding, held by PSCO Partners, Capital beneficially owns 80,000 shares of the common stock of Philadelphia Consolidated, or approximately 1.4% of the outstanding, held by PSCO Partners Two, and Philo Smith and Capital beneficially own 164,500 shares of the common stock of Philadelphia Consolidated, or approximately 2.8% of the outstanding, held by PSCO Fund Limited.

                              Page 10 of 13 Pages

            In the past sixty days, PSCO Fund Limited has effected the following transactions in the common stock of Philadelphia Consolidated, each a purchase through a normal brokerage transaction in the over-the-counter market:

            Trade Date              Number of Shares              Price

             6/06/96                       20,000                  18 7/8
             6/10/96                       10,000                  18 3/4
             6/13/96                       10,000                  18 5/8
             7/26/96                        1,500                  17.0625
             8/01/96                        3,000                  17 1/8

            In the past sixty days, neither PSCO Partners nor PSCO Partners Two has effected any transactions in the Common Stock of Philadelphia Consolidated.

            Each filing party disclaims membership with any other filing party in a "group", as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 and the rules promulgated thereunder. PSCO Partners owns its shares of Philadelphia Consolidated separately from PSCO Partners Two and PSCO Fund Limited, and PSCO Partners Two and PSCO Fund Limited own their respective shares of Philadelphia Consolidated separately from each other. Although they have a common investment advisor, from whom each takes its name, and common investment goals, PSCO Partners, PSCO Partners Two and PSCO Fund Limited have no agreement or understanding for concerted action in acquiring, holding or disposing of shares of the common stock of Philadelphia Consolidated.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Apart from the agreements and relationship described above in this Schedule and the agreements between (a) the Company and PSCO Partners, (b) Capital and PSCO Partners Two, and (c) Capital and PSCO Fund Limited, there is no contract, arrangement, understanding or relationship among Philo Smith, the Company, PSCO Partners, PSCO Partners Two, PSCO Fund Limited and Capital, nor between those parties collectively and any other person, with respect to the common stock of Philadelphia Consolidated.

 ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A:   Consent to joint filing.

                              Page 11 of 13 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated this 5th day of August, 1996.



                                    /s/ Philo Smith
                                    Philo Smith


                                    PHILO SMITH & CO., INC.


                                    By:  /s/ Philo Smith
                                         Philo Smith, President


                                    PSCO PARTNERS LIMITED PARTNERSHIP


                                    By:  /s/ Philo Smith
                                         Philo Smith, General Partner


                                    PSCO PARTNERS LIMITED PARTNERSHIP TWO


                                    By:  /s/ Philo Smith
                                         Philo Smith, President of
                                         Philo Smith Capital
                                         Corporation, General Partner


                                    PSCO FUND LIMITED


                                    By:  /s/ Philo Smith
                                         Philo Smith, General Manager



                                    PHILO SMITH CAPITAL CORPORATION


                                    By:  /s/ Philo Smith
                                         Philo Smith, President

                              Page 12 of 13 Pages

                                   EXHIBIT A

                            CONSENT TO JOINT FILING


      The undersigned agree and confirm that the Schedule 13D with respect to the common stock of Philadelphia Consolidated Holding Corp, to which this consent is attached as an exhibit is, and subsequent amendments thereof will be, filed on behalf of each of the undersigned.

      Dated this 5th day of August, 1996.



                                    /s/ Philo Smith
                                    Philo Smith


                                    PHILO SMITH & CO., INC.


                                    By:  /s/ Philo Smith
                                         Philo Smith, President


                                    PSCO PARTNERS LIMITED PARTNERSHIP


                                    By:  /s/ Philo Smith
                                         Philo Smith, General Partner


                                    PSCO PARTNERS LIMITED PARTNERSHIP TWO


                                    By:  /s/ Philo Smith
                                         Philo Smith, President of
                                         Philo Smith Capital
                                         Corporation, General Partner


                                    PSCO FUND LIMITED


                                    By:  /s/ Philo Smith
                                         Philo Smith, General Manager


                                    PHILO SMITH CAPITAL CORPORATION


                                    By:  /s/ Philo Smith
                                         Philo Smith, President

                              Page 13 of 13 Pages